[redacted]

08029318

UNITED STATES
ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AB
3/10

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49400

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAPSTONE INVESTMENTS

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4660 LA JOLLA VILLAGE DRIVE, #1040
(No. and Street)

SAN DIEGO (City) CA (State) 92122 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEVEN CAPOZZA (858)875-4500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 14 2008
THOMSON
FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STEVEN MARTINEZ, CPA
AN ACCOUNTANCY CORPORATION
(Name – *if individual, state last, first, middle name*)

5830 OBERLIN DRIVE #300 (Address) SAN DIEGO (City) CA (State) 92121-4717 (Zip Code)

SEC
Mail Processing
Section
FEB 29 2008
Washington, DC
100

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TA
3/11

OATH OR AFFIRMATION

I, STEVEN CAPOZZA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAPSTONE INVESTMENTS, INC., as of DECEMBER 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LINDA FAYE CASTANEDA
Commission # 1766937
Notary Public - California
San Diego County
MyComm. Expires Sep 10, 2011

Signature

PRESIDENT
Title

Notary Public 2/28/08

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1
2
3
4
5
6

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

State of California

County of SAN DIEGO

Subscribed and sworn to (or affirmed) before me on this

28 day of February, 2008, by
Date Month Year

(1) STEVEN CAPOZZA,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) STEVEN CAPOZZA,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

LINDA FAYE CASTANEDA
Commission # 1766937
Notary Public - California
San Diego County
MyComm. Expires Sep 10, 2011

Place Notary Seal Above

Signature Linda F Castaneda
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Financial STATEMENT

Document Date: Dec 31 2007 Number of Pages: 1

Signer(s) Other Than Named Above: -0-

RIGHT THUMBPRINT OF SIGNER #1
Top of thumb here

RIGHT THUMBPRINT OF SIGNER #2
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Financial Statements

Capstone Investments, Inc.

for the Years ended
December 31, 2007, 2006 and 2005
with Report of Independent Auditor

Capstone Investments, Inc.

Financial Statement

Years ended December 31, 2007, 2006 and 2005

Contents

Facing page to Form X-17A-5........1.

Affirmation of President........2.

Report of Independent Auditor........3.

FINANCIAL STATEMENTS:

Statement of Financial Position........4.

Statements of Income and Retained Earnings........5.

Statements of Changes in Financial Position........6.

Statements of Changes in Shareholders' Equity........7.

Notes to Financial Statement........8.

SUPPLEMENTAL INFORMATION

Schedule I – Computation of Net Capital Requirements
Pursuant to Rule 15c3-1........12

Determination of Reserve Requirements
Under Rule 15c3-3........14

Information Relating to Possession of Control
Requirements Under Rule 15c3-3........15

Accountant's Report on Internal Controls
Required Under SEC Under Rule 17a-5(g)(1)........16

Steven Martinez, CPA
An Accountancy Corporation

◆ Suite 300
5830 Oberline Drive
San Diego, California 92121-4717

◆ Phone: (858) 535-9935
Fax: (858) 535-9194
smcpa@sbcglobal.net

Report of Independent Auditor

Board of Directors
Capstone Investments, Inc.:

I have audited the accompanying statement of financial position of Capstone Investments, Inc. as of December 31, 2007, 2006 and 2005, and the related statements of operations and retained earnings, and changes in financial position, for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion the financial statements referred to above present fairly, in all material respects, the financial position of the Capstone Investments, Inc. at December 31, 2007, 2006 and 2005 and the results of its operations and cash flows for the years then ended in conformity with generally accepted accounting principles.

My audit was made for the purpose of forming an opinion of the basic financial statements taken as a whole. The information contained on Schedules I, II, and III is presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relating to the basic financial statements taken as a whole.

Steven Martinez CPA

Steven Martinez
Certified Public Accountant

San Diego, California
February 25, 2008

Capstone Investments, Inc.
Statement of Financial Condition
December 31,

Assets	**2007**	2006	2005
Current Assets:			
Cash	**$ 432,175**	$ 639,627	$ 338,819
Commissions receivable	**147,162**	445,355	98,800
Clearing firm deposit	**259,695**	625,719	726,024
Investments, at fair market value	**946,379**	1,153,485	1,966,330
Prepaid expenses	**12,291**	16,077	12,279
Total current assets	**1,797,702**	2,880,263	3,142,252
Fixed assets, net of accumulated depreciation	**-**	-	10,781
Other receivables	**-**	-	11,508
Other assets	**12,729**	12,729	12,729
Total assets	**$ 1,810,431**	$ 2,892,992	$ 3,177,270
Liabilities and Stockholders' Equity			
Liabilities:			
Accounts payable	**$ 41,653**	$ 161,449	$ 24,605
Clearing fees payable	**9,490**	15,526	8,282
Commissions payable	**252,653**	846,238	295,975
Soft dollars payable	**135,412**	712,869	534,008
California franchise tax	**16,511**	18,475	6,154
Accrued vacation salaries	**6,125**	5,615	4,788
Office sublease security deposit	**5,655**	5,655	5,655
Total liabilities	**467,499**	1,765,827	879,467
Commitments and Contingencies (See Notes)			
Shareholders' equity:			
Common stock, no par value, 100,000 shares authorized, 75,000 shares issued and outstanding	**-**	-	-
Additional paid in capital	**95,775**	106,550	106,550
Retained earnings	**1,042,790**	1,028,778	910,368
Unrealized gain (loss) on investments	**204,367**	(8,163)	1,280,885
Total shareholders' equity	**1,342,932**	1,127,165	2,297,803
Total liabilities and stockholders' equity	**$ 1,810,431**	$ 2,892,992	$ 3,177,270

See accompanying notes.

Capstone Investments, Inc.
Statement of Income and Retained Earnings
For the years ended December 31,

	2007	2006	2005
Income			
Commissions	$ 4,270,882	$ 7,306,011	$ 9,452,195
Investment banking	4,428,582	2,144,978	1,174,618
Management fees	1,230,748	972,481	793,882
Research services	751,584	424,563	256,456
Signature guarantee	76,345	56,948	66,150
Other income and fees	139,161	401,186	437,430
Total income	10,897,302	11,306,167	12,180,731
Expenses			
Commissions and clearing charges	7,372,318	6,757,024	5,841,896
Communications	188,382	185,254	110,164
Depreciation	41,483	28,425	10,225
Legal and professional	414,670	525,640	284,109
Rent	319,387	308,225	255,662
Salaries and wages	2,090,944	2,130,123	1,635,689
Soft dollar expenses	143,235	1,505,106	2,729,650
Travel and entertainment	157,412	164,222	275,227
General and administrative	681,432	609,390	566,835
Total operating expenses	11,409,263	12,213,409	11,709,457
Net income (loss) from operations	(511,961)	(907,242)	471,274
Other income (losses)			
Gain on investments	474,519	909,617	188,067
Interest income	27,758	33,011	25,416
Other income	-	76,057	5,655
Other loss	-	(11,508)	-
Net other income (losses)	502,277	1,007,177	219,138
State income taxes	23,696	18,475	11,525
Net comprehensive income (loss)	$ 14,012	$ 118,410	$ 701,937
Retained earnings at beginning of period	1,028,778	910,368	208,431
Retained earnings at end of period	$ 1,042,790	$ 1,028,778	$ 910,368

See accompanying notes.

Capstone Investments, Inc.
Statement of Changes in Financial Position
for the Years ended December 31,

	2007	2006	2005
Operating Activities:			
Net income	$ 14,012	$ 118,410	$ 701,937
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	41,483	28,425	10,225
Gain on investments	(474,519)	(909,617)	(188,067)
Other loss	-	11,508	-
(Increase) Decrease in commissions receivable	298,193	(346,555)	233,983
(Increase) in clearing house deposit	366,024	100,305	(283,009)
(Increase) Decrease in prepaid taxes	-	-	6,554
(Increase) Decrease in prepaid expenses	(3,786)	3,798	2,284
(Increase) Decrease in office security deposits	-	-	-
Increase (Decrease) in accounts payable	(119,796)	136,844	(31,262)
Increase (Decrease) in clearing fees payable	(6,036)	7,244	(1,911)
Increase (Decrease) in commissions payable	(593,585)	550,263	(48,168)
Increase (Decrease) in soft dollars payable	(577,457)	178,861	247,409
Increase (Decrease) in California income tax	(1,964)	12,321	6,154
Increase (Decrease) in vacation liabilities	510	827	1,915
Increase (Decrease) in other accrued liabilities	-	-	5,655
Total Adjustments	(1,070,933)	(225,776)	(38,238)
Net cash provided (used) by operating activities	(1,056,921)	(107,366)	663,699
Investing Activities:			
Proceeds from sale of securities	1,080,846	1,199,546	200,000
Purchase of securities	(220,602)	(789,044)	(628,160)
Furniture, fixtures and equipment	-	(2,328)	(2,764)
(Increase) Decrease in other receivables	-	-	(11,308)
Net cash provided (used) by investing activities	860,244	408,174	(442,232)
Financing Activities:			
Additional paid in capital	(10,775)	-	19,380
Net cash provided by financing activities	(10,775)	-	19,380
Net increase (decrease) in cash	(207,452)	300,808	240,847
Cash and cash equivalents at beginning of year	639,627	338,819	97,972
Cash and cash equivalents at end of year	$ 432,175	$ 639,627	$ 338,819
Supplemental Disclosure:			
Cash paid during the year for:			
Income taxes	$ 7,185	$ 7,177	$ 800

See accompanying notes.

Capstone Investments, Inc.

Statement of Changes in Stockholders' Equity

For the years ended December 31, 2007, 2006 and 2005

	No Par, Common Stock		Additional	Retained	Investments Unrealized	Total
	Shares	Amount	Paid-In Capital	Earnings	Gain	Stockholders' Equity
Balance at December 31, 2004	75,000	$ -	$ 106,550	$ 208,431	$ -	$ 314,981
Net income	-	-	-	701,937	-	$ 701,937
Unrealized gain on investments	-	-	-	-	1,280,885	$ 1,280,885
Balance at December 31, 2005	75,000	$ -	$ 106,550	$ 910,368	$ 1,280,885	$ 2,297,803
Net income	-	-	-	118,410	-	$ 118,410
Unrealized loss on investments	-	-	-	-	(1,289,048)	$ (1,289,048)
Balance at December 31, 2006	75,000	$ -	$ 106,550	$ 1,028,778	$ (8,163)	$ 1,127,165
Decrease in additional paid in capital	-	-	(10,775)			$ (10,775)
Net income	-	-	-	14,012	-	$ 14,012
Unrealized gain on investments	-	-	-	-	212,530	$ 212,530
Balance at December 31, 2007	**75,000**	**$ -**	**$ 95,775**	**$ 1,042,790**	**$ 204,367**	**$ 1,342,932**

See accompanying notes.

1. Organization and Summary of Significant Accounting Policies

Organization

Capstone Investments, Inc. (the "Company") was formed in California on September 25, 1995. We are a closely held Company with five individual shareholders; Anthony Capozza, Ann Capozza, Steven Capozza, Scott Dahle, and Jason Diamond. Our business is conducted primarily from our office located in San Diego, California.

Our transactions are conducted on a fully disclosed basis with another broker-dealer, Wedbush Morgan Securities and Bear, Stearns Securities, both are NYSE member firms. We are approved as a securities broker dealer by the Securities and Exchange Commission, Financial Industry Regulatory Authority (FINRA), formerly known as the National Association of Securities Dealers. Accordingly, we operate under the exemptive provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii).

Basis of Accounting

Our financial statements are prepared on the accrual method of accounting, in accordance with generally accepted accounting principles, whereby revenues are recognized when earned and expenses are recognized when incurred.

Revenue recognition-Commissions:
Our revenue is primarily commission based and is recorded on a settlement date basis. Securities transactions, underlying the commissions, are also recorded on a settlement date basis.

Revenue recognition-Investment Banking:
Our investment banking revenues include fees, net of any syndicate expenses, arising from the securities offerings in which we act as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded at the offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Property, computers, equipment and leasehold improvements:
Fixed assets costing more than $1,000 are evaluated to determine an estimate useful life. If the asset's estimated useful life is greater than twelve months it's capitalized and depreciated over the estimated useful life so determined. Historically, our depreciable assets consist primarily of computers, software, and furniture. We have determined the nature of these assets warrant an estimated useful life of less than twelve months. Accordingly, these assets are expensed immediately.

Reclassification

Certain amounts in the our financial statements for the year ended December 31, 2007, 2006 and 2005 have been reclassified in order to conform to current year comparative presentation.

1. Organization and Summary of Significant Accounting Policies (Continued)

Use of Estimates

In preparing our financial statements in conformity with generally accepted accounting principles we make certain estimates and assumptions that effect certain reported amounts of assets, liabilities, revenues, expenses, and disclosures at the date of the financial statements. Actual results could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which the adjustments are determined.

Cash and Cash Restrictions

Our cash consists of amounts held on deposit with financial institutions. We do not hold any certificates of deposits or government securities. We do have certain amounts on deposit to pacify our clearing firm deposit requirements. This is addressed in Note 2 below.

Concentration of Credit Risk

Financial instruments that potentially subject us to concentration of credit risk consist of temporary cash investments. We place our temporary cash with financial institutions that are insured by the FDIC or SPIC. At December 31, 2007, 2006, and 2005 we had $220,633, $1,065,346, and $864,843, respectively on deposit among two different institutions which exceeded the maximum insurance coverage.

Income Taxes

We are a taxed under the provisions of Subchapter S of the Internal Revenue Code. Accordingly, we are not subject to Federal income tax. No provision for Federal income taxes is included in these financial statements.

We are subject to a California Franchise Tax at a flat rate of 1.5% of our profit, but not less than $800. We do not have any material timing differences that would give rise to either a deferred tax asset or deferred tax liability in accordance with FASB 109.

2. Clearing Firm Deposit

We are required to maintain a certain amount of cash on deposit with Wedbush Morgan Securities in to specifically satisfy the Company's deposit requirement under the clearing agreement. The amount on deposit is restricted and the amount can fluctuate.

3. Investments

We have funds on deposit with Wedbush Morgan Securities that are separate from our clearing firm deposit requirement. We use these funds to trade, short term, in public companies listed on established exchanges. Our holdings are reported on the accompanying financial statements at their fair market value.

4. Fixed Assets and Depreciation

At December 31, 2007, 2006 and 2005 all of our fixed assets have been fully depreciated.

5. Lease Obligations

We lease our San Diego office. The lease at our current location will terminate on March 31, 2008 and we are moving to 12760 High Bluff Drive, #120, San Diego, California. Our future minimum lease payments are as follows:

Year ended December 31, 2008	$ 126,243
Year ended December 31, 2009	$ 173,373
Year ended December 31, 2010	$ 178,572
Year ended December 31, 2011	$ 183,936
Year ended December 31, 2012	$ 63,148
Total lease obligations	$ 725,272

In December 2005, we sub-leased a portion of our La Jolla office to an unrelated business. We sub-lease the space for $5,655 per month. In addition, we collected a security deposit of $5,655 which is reflected on the accompanying balance sheet. This sub-lease will terminate on March 31, 2008.

We also have an office in Palos Verde, California. Our lease for this office expired in 2005 and we are currently renting the office on a month to month basis.

6. Pension Plan

We sponsor a 401K pension plan. Under our plan employees may defer a certain percentage of their salary into the pension plan. We can match, but are not under any obligation to match, the employee's contribution.

In the years ended December 31, 2007, 2006 and 2005 we did not elect to match any employee deferrals. Accordingly, we did not have a pension funding liability.

7. Net Capital Requirements

We are subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio to aggregate indebtedness to net capital. Our minimum net capital requirement is $250,000. Our aggregate indebtedness to net capital ratio must be less than 800%.

7. Net Capital Requirements (Continued):

On December 31, 2007, 2006, and 2005 the Company's net capital was $801,244 and $923,464, respectively. This amount exceeded our minimum net capital requirement by $551,244 and $608,464, respectively.

The Company's ratio of aggregate indebtedness to net capital at December 31, 2007, 2006 2005 was 52 to 1, and 2.85 to 1, and 3.47 to 1,respectively.

****

Capstone Investments, Inc.
Schedule I - Computation of Net Capital Requirements Pursuant to Rule 15c3-1
December 31, 2007

Computation of Net Capital	Focus Report December 31, 2007	Audited Financial Statements December 31, 2007	Change	Comment
Total assets	$ 1,810,431	$ **1,810,431**	$ -	No comments.
Less: Liabilities	(467,499)	**(467,499)**	-	
Net worth	1,342,932	**1,342,932**	-	
Less: Non-Allowable Assets				
Receivables	(147,162)	**(147,162)**	-	
Investments	(111,648)	**(111,648)**	-	
Prepaid insurance	(16,077)	**(16,077)**	-	
Other receivables	(1,970)	**(1,970)**	-	
Office security deposit	(12,729)	**(12,729)**	-	
Total Non-Allowable Assets	(289,586)	**(289,586)**	-	
Tentative Net Capital	1,053,346	**1,053,346**	-	
Less:				
Haircuts	(146,435)	**(146,435)**	-	
Net Capital	906,911	**906,911**	$ -	
Minimum Net Capital Required	250,000	**250,000**		
Excess Net Capital	$ 656,911	$ **656,911**		
Ratio of aggregate indebtedness to net capital	0.52%	**0.52%**		

See accompanying notes.

Capstone Investments, Inc.
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2007, 2006 and 2005

Capstone Investments, Inc. is exempt from the Reserve Requirement of Rule 15c3-3(k)(2)(ii).

Capstone Investments, Inc.
Information Relating to Possession of Control Requirements Under Rule 15c3-3
December 31, 2007, 2006 and 2005

Capstone Investments, Inc. is exempt from the Possession and Control Requirements of Rule 15c3-3(k)(2)(ii).

Steven Martinez, CPA
An Accountancy Corporation

◆ Suite 300
5830 Oberline Drive
San Diego, California 92121-4717

◆ Phone: (858) 535-9935
Fax: (858) 535-9194
smcpa@sbcglobal.net

SUPPLEMENTAL ACCOUNTANT'S REPORT
INTERNAL CONTROLS

Board of Directors
Capstone Investments, Inc.

In planning and performing my audit of the financial statements of Capstone Investments, Inc., for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's control..

Also, required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital rule under 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1 Making quarterly securities examinations, counts, verification, and comparisons. and recordation of differences required by rule 17a-13
2 Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the proceeding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design in operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected with in a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I considered to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of his report are considered by the SEC to be adequate or its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objective in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's Members and management, the Securities and Exchange Commission (SEC), Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Steve Martinez, CPA

Steven Martinez
Certified Public Accountant

San Diego, California
February 27, 2008

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